UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sirion Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class Securities)

None

(CUSIP Number)

Walter Tendler

888 Prospect Street, Suite 320

La Jolla, California 92037

(858) 348-2184

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. None	SCHEDULE 13D	Page 2 of 11 Pages

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,059,467
8. Shared Voting Power 0
9. Sole Dispositive Power 1,059,467
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,059,067

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	28.9%

14.	Type of Reporting Person (See Instructions)

OO

Page 2 of 11 pages

CUSIP No. None	SCHEDULE 13D	Page 3 of 11 Pages

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures VI GP Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 314,691
8. Shared Voting Power 0
9. Sole Dispositive Power 314,691
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	314,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	8.6%

14.	Type of Reporting Person (See Instructions)

OO

Page 3 of 11 pages

CUSIP No. None	SCHEDULE 13D	Page 4 of 11 Pages

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Avalon Ventures GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,374,158
8. Shared Voting Power 0
9. Sole Dispositive Power 1,374,158
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,374,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	37.5%

14.	Type of Reporting Person (See Instructions)

OO

Page 4 of 11 pages

CUSIP No. None	SCHEDULE 13D	Page 5 of 11 Pages

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kevin J. Kinsella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [	]
(b) [	]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[	]

6.	Citizenship or Place of Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,387,699
8. Shared Voting Power 0
9. Sole Dispositive Power 1,378,699
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,378,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[	]

13.	Percent of Class Represented by Amount in Row (11)	37.8%

14.	Type of Reporting Person (See Instructions)

OO

Page 5 of 11 pages

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, Avalon Ventures VI, L.P. (“Avalon VI”), Avalon Ventures VI GP Fund, LLC (“Avalon VI GP Fund” and, together with Avalon VI, the “Avalon VI Funds”), Avalon Ventures GP, LLC (“Avalon VI GP”) and Kevin J. Kinsella hereby file this Amendment No. 1 to Schedule 13D (the “Statement”) to amend their original Schedule 13D filed with the U.S. Securities and Exchange Commission on September 26, 2006 (the “Original Statement”). The Avalon VI Funds, Avalon VI GP and Mr. Kinsella are collectively referred to herein as the “Reporting Persons”.

Item 1.	Security and Issuer

This Statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), issued by Sirion Holdings, Inc., a Delaware corporation formerly known as Tenby Pharma, Inc. (“Sirion Holdings”). The principal executive offices of Sirion Holdings are located at 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.

Item 2.	Identity and Background
The Reporting Persons are as follows:

Name: Avalon Ventures VI, L.P.

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Avalon Ventures VI GP Fund, LLC

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Avalon Ventures GP, LLC

Place of Organization: Delaware

Principal Business: General partner for various venture capital investment funds

Address: 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Name: Kevin J. Kinsella

Address: c/o Avalon Ventures, 888 Prospect Street, Suite 320, La Jolla, California 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Citizenship: United States

The Avalon VI Funds are the holders of record of an aggregate of 1,374,158 shares of Common Stock that are the subject of this Statement. Avalon Ventures VII, L.P. (“Avalon VII” and, together with the Avalon VI Funds, the “Avalon Funds”), which is not one of the Reporting Persons given that it does beneficially own at least five percent of the outstanding shares of Common Stock, is the holder of record of an aggregate of 13,541 shares of Common Stock that are the subject of this Statement.

Avalon VI GP does not hold of record any shares of Common Stock that are the subject of this Statement. However, Avalon VI GP acts as the general partner of each of Avalon VI Funds. In the foregoing capacity, Avalon VI GP has full voting and investment control with respect to the shares held of

Page 6 of 11 pages

record by the Avalon VI Funds. As a result, Avalon VI GP may be deemed to be the beneficial owner of such shares. However, Avalon VI GP specifically disclaims beneficial ownership of all shares held of record by the Avalon VI Funds except to the extent of its economic interest therein.

Mr. Kinsella does not hold of record any shares of Common Stock that are the subject of this Statement. However, Mr. Kinsella acts as the managing member of each of Avalon VI GP, which acts as the general partner of each of Avalon VI Funds, and Avalon Ventures VII GP, LLC, which acts as the general partner of Avalon VII. In the foregoing capacities, Mr. Kinsella has full voting and investment control with respect to the shares held of record by the Avalon VI Funds and Avalon VII. As a result, Mr. Kinsella may be deemed to be the beneficial owner of such shares. However, Mr. Kinsella specifically disclaims beneficial ownership of all shares held of record by the Avalon VI Funds and Avalon VII except to the extent of his economic interest therein.

Item 3.	Source and Amount of Funds or Other Consideration

On September 13, 2006, the Avalon Funds entered into a Contribution Agreement (the “Contribution Agreement”) among Sirion Holdings, Sirion Therapeutics, Inc., a North Carolina corporation (“Sirion Therapeutics”), and the stockholders of Sirion Therapeutics, including the Avalon Funds (the “Sirion Therapeutics Stockholders”), pursuant to which, among other things, the Sirion Therapeutics Stockholders contributed 100% of the issued and outstanding capital stock of Sirion Therapeutics to Sirion Holdings in exchange for Sirion Holdings’ issuance to them of shares of Common Stock and shares of Sirion Holdings’ Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Pursuant to the Contribution Agreement, the Avalon Funds initially acquired, beneficially and of record, an aggregate of 1,324,200 shares of Common Stock and 422,036 shares of Series A Preferred Stock in exchange for an aggregate of 105,936 shares of Sirion common stock and 30,599 shares of Sirion preferred stock.

In addition, pursuant to the Contribution Agreement, Sirion Holdings agreed to accept and assume all of the rights and obligations of Sirion Therapeutics pursuant to the earlier merger of Sytera, Inc., a Delaware corporation (“Sytera”), with and into Sirion Therapeutics (the “Merger”). Certain of these obligations included the payment of contingent consideration (including additional shares of Common Stock) to the former stockholders of Sytera (including the Avalon Funds) as a result of the occurrence of events with respect to the development and commercialization of the proprietary drug compound designated ST-602, which Sirion Therapeutics acquired as a result of the Merger. On December 21, 2006, as a result of a payment (the “Contingent Consideration Payment”) by Sirion Holdings of such contingent consideration (including additional shares of Common Stock) to the former Sytera stockholders (including the Avalon Funds), the Avalon Funds acquired an aggregate of 63,499 additional shares of Common Stock, thereby giving rise to the obligation to file this Statement.

References to, and descriptions of, the Contribution Agreement, as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Contribution Agreement included as Exhibit B to the Original Statement and incorporated in this Item 3 in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction

The purpose of the transactions contemplated by the Contribution Agreement, including the acquisition by the Avalon Funds of the shares of Common Stock that are the subject of this Statement (collectively, the “Contribution Transaction”) was to cause: (i) the Sirion Therapeutics Stockholders to acquire control of Sirion Holdings; and (ii) Sirion Therapeutics to become a wholly owned subsidiary of Sirion Holdings. The Contingent Consideration Payment was not intended to alter, and did not alter, this purpose.

As a result of the Contribution Transaction, Sirion Holdings ceased being a shell company. Accordingly, the Reporting Persons anticipate that Sirion Holdings and its stockholders and/or board of

Page 7 of 11 pages

directors, as the case may be, may take various actions in connection with Sirion Holdings’ transition from a shell company to an operating company (or a holding company for an operating company, as the case may be).

Notwithstanding the foregoing, the Reporting Persons intend to hold the shares of Common Stock that are the subject of this Statement as a passive investment only. As a result, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, it should be noted that the possible intentions and activities of the Reporting Persons are subject to change at any time. In addition, the Reporting Persons may receive an indeterminate number of additional shares of Common Stock as additional payments of contingent consideration pursuant to the Merger based on the occurrence, if any, of additional events with respect to the development and commercialization of ST-602.

Item 5.	Interest in Securities of the Issuer

(a)           As of December 21, 2006, the Reporting Persons directly or indirectly beneficially owned an aggregate of 1,387,699 shares of Common Stock, representing approximately 37.8% of the outstanding shares of Common Stock. As to each separate Reporting Person:

(1)	Avalon VI owned 1,059,467 shares (28.9%)

(2)	Avalon VI GP Fund owned 314,691 shares (8.6%)

(2)	Avalon VI GP owned 1,374,158 shares (37.5%)

(3)	Mr. Kinsella owned 1,387,699 shares (37.8%)

The percentages of Common Stock owned, as reported above, have been calculated assuming that 3,668,730 shares of Common Stock were outstanding as of the date of this Statement. This number of outstanding shares was derived by: (i) making reference to disclosures contained in Sirion Holdings’ Quarterly Report on Form 10-QSB, filed on November 15, 2006, which stated that an aggregate of 3,577,833 shares of Common Stock were outstanding as of September 30, 2006; and (ii) adjusting such number based on the 90,897 shares known by the Reporting Persons to have been issued by Sirion Holdings in connection with the Contingent Consideration Payment.

(b)           The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c)           On December 21, 2006, in connection with the Contingent Consideration Payment, the Reporting Persons acquired an aggregate of 63,499 additional shares of Common Stock. In particular, Avalon VI acquired 38,517 shares of Common Stock, Avalon VI GP Fund acquired 11,441 shares of Common Stock, Avalon VI GP acquired 49,958 shares of Common Stock and Mr. Kinsella acquired 63,499 shares of Common Stock. None of the Reporting Persons have effected any transactions with respect to the Common Stock since the date of the Contingent Consideration Payment.

(d)	Not applicable.

(e)	Not applicable.

Page 8 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement, as amended

On September 13, 2006, Sirion Holdings entered into an Investors’ Rights Agreement (which was later amended on November 15, 2006 and December 20, 2006) with North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, “North Sound”), the Avalon Funds, PharmaBio Development Inc. (d/b/a NovaQuest), the Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Roger Vogel, M.D., Susan K. Benton, Philippe Boulangeat, Randy Milby and Barry Butler (collectively, the “Investors”), pursuant to which, among other things, Sirion Holdings agreed to provide the Investors with rights to require Sirion Holdings to register with the SEC the resale of shares of Common Stock held by the Investors, or issuable to the Investors upon conversion of shares of Series A Preferred Stock, subject to certain conditions.

Pursuant to the Investors’ Rights Agreement, the Investors agreed not to transfer any of their shares of Series A Preferred Stock or Common Stock for a period of one year, except, in the case of North Sound, to a single investor in a privately negotiated transaction that is exempt from registration requirements pursuant to federal and state securities laws. However, if Sirion Holdings’ board of directors determines that any such privately negotiated sale would have a material, negative impact on any ongoing active financing, then any such transfer by North Sound would require Sirion Holdings’ consent. Additionally, if North Sound proposes to sell its shares of Series A Preferred Stock or Common Stock pursuant to a privately negotiated transaction, then North Sound is required to provide Sirion Holdings with a right of first offer to purchase the shares proposed to be transferred at the same price and on the same terms as proposed by North Sound.

Additionally, pursuant to the Investors’ Rights Agreement, Sirion Holdings has provided the Investors with a right of first offer to purchase up to all of any shares of Common Stock or other securities proposed to be offered by Sirion Holdings, subject to customary exceptions. The Investors’ right of first offer shall terminate upon the consummation by Sirion Holdings of a bona fide firm commitment underwritten public offering which results in aggregate gross proceeds to Sirion Holdings of at least $35,000,000.

References to, and descriptions of, the Investors’ Rights Agreement, as amended, as set forth above in this Item 6 are qualified in their entirety by reference to: (i) the copy of the Investors’ Rights Agreement included as Exhibit C to the Original Statement and incorporated in this Item 6 in its entirety where such references and descriptions appear; (ii) the copy of the First Amendment to the Investors’ Rights Agreement, dated as of November 15, 2006, included as Exhibit D to this Statement and incorporated in this Item 6 in its entirety where such references and descriptions appear; and (iii) the copy of the Second Amendment to the Investors’ Rights Agreement, dated as of December 20, 2006, included as Exhibit E to this Schedule and incorporated in this Item 6 in its entirety where such references and descriptions appear.

Escrow Agreement

Avalon VI and Avalon VI GP Fund are parties to an Escrow Agreement, dated July 5, 2006, by and among Sirion Therapeutics, Kenneth J. Widder, M.D., as stockholder representative for the former stockholders of Sytera, and Barry Butler, as stockholder representative for certain stockholders of Sirion Therapeutics (the “Escrow Agreement”). The Escrow Agreement was entered into in connection with the Merger. Pursuant to the Escrow Agreement, 327,425 shares of the Common Stock beneficially owned by the Reporting Persons are being held in escrow (the “Escrow Shares”) as security for the former Sytera stockholders’ indemnification obligations to certain former stockholders of Sirion Therapeutics in connection with the Merger. In the event that the former Sytera stockholders are required to indemnify such former Sirion Therapeutics stockholders for any breach of any representation, warranty or covenant in connection with the Merger, such indemnification obligation would be satisfied by the former Sytera

Page 9 of 11 pages

stockholders’ transferring all or a portion of the shares being held in escrow, including the Escrow Shares, to such former Sirion Therapeutics stockholders. The Escrow Shares will be released from escrow and the indemnification obligations will terminate on July 4, 2007 (other than with respect to any claims pending as of such date).

References to, and descriptions of, the Escrow Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Escrow Agreement included as Exhibit D to the Original Statement and incorporated in this Item 3 in its entirety where such references and descriptions appear.

Service on Board of Directors

In connection with the Contribution Transaction, Mr. Kinsella was appointed to serve, and continues to serve, as a member of the board of directors of Sirion Holdings.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit A to the Original Statement)

Exhibit B: Contribution Agreement (incorporated by reference to Exhibit B to the Original Statement)

Exhibit C: Investors’ Rights Agreement (incorporated by reference to Exhibit C to the Original Statement)

Exhibit D: First Amendment to Investors’ Rights Agreement

Exhibit E: Second Amendment to Investors’ Rights Agreement

Exhibit F: Escrow Agreement (incorporated by reference to Exhibit D to the Original Statement)

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each undersigned party certifies that the information set forth in this Statement is true, complete and correct.

Date: December 29, 2006

Avalon Ventures VI, L.P.

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures VI GP Fund, LLC

By: Avalon Ventures GP, LLC

Its: General Partner

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

Avalon Ventures GP, LLC

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Managing Member

/s/ Kevin J. Kinsella

Kevin J. Kinsella

Page 11 of 11 pages

Exhibit D

First Amendment to Investors’ Rights Agreement

FIRST AMENDMENT TO

INVESTORS’ RIGHTS AGREEMENT

This First Amendment to Investors’ Rights Agreement (this “Amendment”) is made and entered into as of November 15, 2006, among Tenby Pharma Inc., a Delaware corporation (the “Company”), and the investors signatory hereto (each such investor is a “Investor” and all such investors are, collectively, the “Investors”).

WHEREAS, the Company and the Investors have previously entered into that certain Investors’ Rights Agreement dated September 13, 2006 (“Original Agreement”);

WHEREAS, the Company and the Investors desire to amend certain provisions of the Original Agreement to provide for an extension of the required time period within which the Company is required to effect the registration of 50% of the Registrable Securities, and other affected provisions.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:

1.             Definition of “Filing Dates”. The term “Filing Date” as defined in Section I of the Original Agreement is hereby amended by deleting the current definition in its entirety and substituting the following therefor, to wit:

“               “Filing Date” means, with respect to the initial Registration Statement required to be filed pursuant to Section 2, December 15, 2006, and, with respect to any additional Registration Statements that may be required pursuant to Section 3, the 30th day following the date on which the Company receives a valid request for registration pursuant to Section 3.”

2.             Definition of “Required Effectiveness Date”. The term “Required Effectiveness Date” as defined in Section 1 of the Original Agreement is hereby amended by deleting the current definition in its entirety and substituting the following therefor, to wit:

“               “Required Effectiveness Date” means, with respect to the initial Registration Statement required to be filed pursuant to Section 2, the 90th day following the Filing Date with respect to such Registration Statement, and, with respect to any additional Registration Statements that may be required pursuant to Section 3, the 60th day following the date on which the Company receives a valid request for registration pursuant to Section 3; provided, that such 150 day or 60 day period, as applicable, shall be extended for so long as the Company shall continue to comply with each of the applicable requirements of Section 5 below and use its best efforts to cause such Registration Statement to be declared effective by the Commission as promptly as practicable, up to a maximum of an additional 90 days.”

3.             No Other Changes. Except as expressly amended hereby, the Original Agreement shall remain in full force and effect and is hereby ratified and affirmed by the parties.

4.             Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Any party hereto may execute this Amendment by signing any one counterpart. A facsimile copy (including telephonic, portable digital format or other) of this Amendment and any signature(s) hereon shall be considered for all purposes as an original.

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2

IN WITNESS WHEREOF, the parties have executed this Investors’ Rights Agreement as of the date first written above.

TENBY PHARMA INC.

By:  /s/ Barry Butler

Name: Barry Butler
Title: President and Chief Executive Officer

Address for Notice:

3110 Cherry Palm Drive, Suite 340
Tampa, Florida 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

with a copy (which shall not constitute notice) to:

Hill, Ward and Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, Florida 33602
Facsimile No.: (813) 221-2900
Telephone No.: (813) 222-8705
Attn: Reid Haney, Esq.

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

AVALON VENTURES VI, L.P.

By:  Avalon Ventures GP, LLC
its General Partner

By:  /s/ Kevin J. Kinsella

Name: Kevin J. Kinsella
Title: Managing Member

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No. : (858) 348-2183
Telephone No.:
Attn:

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

AVALON VENTURES VI GP FUND, LLC

By: Avalon Ventures GP, LLC
its General Partner

By:  /s/ Kevin J. Kinsella

Name: Kevin J. Kinsella
Title: Managing Member

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No. : (858) 348-2183
Telephone No.:
Attn:

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

AVALON VENTURES VII, L.P.

By: Avalon Ventures GP, LLC
its General Partner

By:  /s/ Kevin J. Kinsella

Name: Kevin J. Kinsella
Title: Managing Member

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No. : (858) 348-2183
Telephone No.:
Attn:

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

NORTH SOUND LEGACY
INSTITUTIONAL FUND LLC

By: North Sound Capital LLC; Manager

By:  /s/ Andrew B. David

Name: Andrew B. David
Title: General Counsel

Address for Notice:20 Horsenneck Lane
Greenwich, Connecticut 06830
Facsimile No.: (203) 340-5701
Telephone No.: (203) 340-5784
Attn: Andrew B. David, Esq.

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Facsimile No.: (212) 969-2900
Telephone No.: (212) 969-3000
Attn: Adam J. Kansler, Esq.

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

NORTH SOUND LEGACY
INTERNATIONAL LTD.

By: North Sound Capital LLC; Investment Advisor

By:  /s/ Andrew B. David

Name: Andrew B. David
Title: General Counsel

Address for Notice:

20 Horsenneck Lane
Greenwich, Connecticut 06830
Facsimile No.: (203) 340-5701
Telephone No.: (203) 340-5784
Attn: Andrew B. David, Esq.

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Facsimile No.: (212) 969-2900
Telephone No.: (212) 969-3000
Attn: Adam J. Kansler, Esq.

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

WIDDER FAMILY LIMITED PARTNERSHIP

By:  /s/ Kenneth J. Widder, M.D.

Name: Kenneth J. Widder, M.D.
Title: Partner

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No. : (858) 348-2183
Telephone No.:
Attn: Kenneth J. Widder

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

THE LICHTER FAMILY TRUST

By:  /s/ Jay Lichter, Ph.D.

Name: Jay Lichter, Ph.D.
Title: Trustee

Address for Notice:

c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No. : (858) 348-2183
Telephone No.:
Attn: Jay Lichter, Ph.D.

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

PHARMABIO DEVELOPMENT INC.
(D/B/A NOVAQUEST)

By:  /s/ Kerry E. Zook

Name: Kerry E. Zook
Title: Vice President

Address for Notice:

4709 Creekstone Drive
Riverbirch Building, Suite 200
Durham, NC 27703
Facsimile No.: (919) 998-2090
Telephone No.: (919) 998-2000
Attn: President

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IRA First Amendment – Signature Page

/s/Barry Butler

Barry Butler

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

with a copy (which shall not constitute notice) to:

Hill, Ward and Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, FL 33602
Facsimile No.: (813) 221-2900
Telephone No.: (813) 222-8705
Attn: Reid Haney, Esq.

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SIGNATURE PAGES FOR THE INVESTORS FOLLOW.]

IRA First Amendment – Signature Page

/s/ Susan Benton

Susan Benton

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

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IRA First Amendment – Signature Page

/s/Philippe Boulangeat

Philippe Boulangeat

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

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IRA First Amendment – Signature Page

/s/ Roger Vogel

Roger Vogel

Address for Notice:

c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler

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IRA First Amendment – Signature Page

Exhibit E

Second Amendment to Investors’ Rights Agreement

SECOND AMENDMENT TO
INVESTORS’ RIGHTS AGREEMENT
     This Second Amendment to Investors’ Rights Agreement (this “Second Amendment”) is made and entered into as of December 20, 2006, among SIRION HOLDINGS, INC. (f/k/a Tenby Pharma Inc.), a Delaware corporation (the “Company”), and the investors signatory hereto (each such investor is a “Investor” and all such investors are, collectively, the “Investors”). All capitalized terms set forth in this Second Amendment but not otherwise defined herein shall have the meaning ascribed thereto in the Original Agreement.
     WHEREAS, the Company and the Investors have previously entered into that certain Investors’ Rights Agreement dated September 13, 2006, as amended by that certain First Amendment to Investors’ Rights Agreement dated as of November 15, 2006 (collectively as amended, the “Original Agreement”);
     WHEREAS, the Company and the Investors desire to amend certain provisions of the Original Agreement to provide for an additional extension of the required time period within which the Company is required to comply with the requirements of Section 2 of the Original Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:
     1. New Definitions. Section 1 of the Original Agreement is hereby amended by adding the following new definitions thereto (where the same would appear in alphabetical order), to wit:
      “Commission” means the U.S. Securities and Exchange Commission, and any successor federal agency or commission that is delegated administrative authority with respect to the federal securities laws, and the staff thereof.”
      “Securities Act” means the Securities Act of 1933, as amended.”
     2. Definition of “Filing Date”. The term “Filing Date” as defined in Section 1 of the Original Agreement is hereby amended by deleting the current definition in its entirety and substituting the following therefor, to wit:
“Filing Date” means, (a) with respect to the initial Registration Statement required to be filed pursuant to Section 2, the earlier of (i) January 31, 2007, and (ii) the date that is the tenth (10th) day following the closing by the Company of a private offering of equity and/or debt securities pursuant to a financing transaction that results in gross proceeds to the Company of at least $5,000,000, and (b) with respect to any additional Registration Statements that may be required pursuant to Section 3, the 30th day following the date on which the Company receives a valid request for registration pursuant to Section 3.”

     3. No Other Changes. Except as expressly amended hereby, the Original Agreement shall remain in full force and effect and is hereby ratified and affirmed by the parties.
     4. Counterparts. This Second Amendment may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Any party hereto may execute this Second Amendment by signing any one counterpart. A facsimile copy (including telephonic, portable digital format or other) of this Second Amendment and any signature(s) hereon shall be considered for all purposes as an original.
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2

     IN WITNESS WHEREOF, the parties have executed this Investors’ Rights Agreement as of the date first written above.

SIRION HOLDINGS, INC.
(f/k/a Tenby Pharma Inc.)

By:	/s/ Barry Butler
Name: Barry Butler
Title: CEO and President
Address for Notice:
3110 Cherry Palm Drive, Suite 340
Tampa, Florida 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler
with a copy (which shall not constitute notice) to:
Hill, Ward and Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, Florida 33602
Facsimile No.: (813) 221-2900
Telephone No.: (813) 222-8705
Attn: Reid Haney, Esq.
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NORTH SOUND LEGACY INSTITUTIONAL FUND LLC

By:	North Sound Capital LLC; Manager

By:	/s/ Andrew B. David
Name: Andrew B. David
Title: General Counsel
Address for Notice:
20 Horseneck Lane
Greenwich, Connecticut 06830
Facsimile No.: (203) 340-5701
Telephone No.: (203) 340-5784
Attn: Andrew B. David, Esq.
with a copy (which shall not constitute notice) to:
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Facsimile No.: (212) 969-2900
Telephone No.: (212) 969-3000
Attn: Adam J. Kansler, Esq.
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NORTH SOUND LEGACY INTERNATIONAL LTD.

By:	North Sound Capital LLC; Investment Advisor

By:	/s/ Andrew B. David
Name: Andrew B. David
Title: General Counsel
Address for Notice:
20 Horseneck Lane
Greenwich, Connecticut 06830
Facsimile No.: (203) 340-5701
Telephone No.: (203) 340-5784
Attn: Andrew B. David, Esq.
with a copy (which shall not constitute notice) to:
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Facsimile No.: (212) 969-2900
Telephone No.: (212) 969-3000
Attn: Adam J. Kansler, Esq.
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AVALON VENTURES VI, L.P.

By:	Avalon Ventures GP, LLC
its General Partner

By:	/s/ Kevin J. Kinsella
Name: Kevin J. Kinsella
Title: Managing Member
Address for Notice:
c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn:
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AVALON VENTURES VI GP FUND, LLC

By:	Avalon Ventures GP, LLC
its General Partner

By:	/s/ Kevin J. Kinsella
Name: Kevin J. Kinsella
Title: Managing Member
Address for Notice:
c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn:
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AVALON VENTURES VII, L.P.

By:	Avalon Ventures VII GP, LLC
its General Partner

By:	/s/ Kevin J. Kinsella
Name: Kevin J. Kinsella
Title: Managing Member
Address for Notice:
c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn:
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/s/ Barry Butler Barry Butler
Address for Notice:
c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Barry Butler
with a copy (which shall not constitute notice) to:
Hill, Ward and Henderson, P.A.
101 East Kennedy Boulevard, Suite 3700
Tampa, FL 33602
Facsimile No.: (813) 221-2900
Telephone No.: (813) 222-8705
Attn: Reid Haney, Esq.
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/s/ Roger Vogel Roger Vogel
Address for Notice:
c/o Tenby Pharma Inc.
3110 Cherry Palm Drive, Suite 340
Tampa, FL 33619
Facsimile No.: (813) 496-7328
Telephone No.: (813) 496-7325
Attn: Roger Vogel
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WIDDER FAMILY LIMITED PARTNERSHIP

By:	/s/ Kenneth J. Widder
Name: Kenneth J. Widder, M.D.
Title: Partner
Address for Notice:
c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn: Kenneth J. Widder, M.D.
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THE LICHTER FAMILY TRUST

By:	/s/ Jay Lichter
Name: Jay Lichter, Ph.D.
Title: Trustee
Address for Notice:
c/o Sytera II, Inc.
888 Prospect Street, Suite 320
La Jolla, CA 92037
Facsimile No.: (858) 348-2183
Telephone No.:
Attn: Jay Lichter, Ph.D.
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PHARMABIO DEVELOPMENT INC.
(D/B/A NOVAQUEST)

By:	/s/ Kerry E. Zook
Name: Kerry E. Zook
Title: Vice President
Address for Notice:
4709 Creekstone Drive
Riverbirch Building, Suite 200
Durham, NC 27703
Facsimile No.: (919) 998-2090
Telephone No.: (919) 998-2000
Attn: President
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